Exhibit 99.6

Seadrill Limited

(the “Company”)

PROXY FOR THE 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 17, 2023

I/We (insert name)                                         (block letters) the holder(s) of (insert number of shares)                      common shares in the Company hereby appoint each of Ms Julie Robertson (Chair of the Board), Mr Simon Johnson (Seadrill CEO), Mr Martyn Svensen (Seadrill Vice President of Insurance) and Ms Jennifer Panchaud (Attorney at Conyers Dill & Pearman Limited, Seadrill Limited’s Bermuda Counsel), with the power of substitution to act as my/our proxy at the 2023 Annual General Meeting of the Company to be held at 09:00 AM, on November 17, 2023 at the Rosewood Hotel, 60 Tucker’s Point Dr., Hamilton Parish, HS 02 Bermuda, or at any adjournment thereof, and to vote on my/our behalf as directed below.

I/We desire my/our votes to be cast on the resolutions to be proposed at the 2023 Annual General Meeting (as set out in full in the Notice of 2023 Annual General Meeting and Proxy Statement dated 3 October 2023, 2023 (the “Notice”)) as indicated below.

	RESOLUTION		FOR	AGAINST	ABSTAIN
1.	To determine that the number of Directors comprising the Board be set at up to nine (9) Directors until the next annual general meeting of shareholders of the Company, or until such number is changed in accordance with the Bye-laws of the Company.		☐	☐	☐
2.	To re-elect, by way of separate resolutions, the following persons as Directors of the Company to serve until the next annual general meeting or until their respective offices are otherwise vacated in accordance with the Company’s Bye- laws:
	a.	Julie Robertson	☐	☐	☐
	b.	Jean Cahuzac	☐	☐	☐
	c.	Jan Kjaervik	☐	☐	☐
	d.	Mark McCollum	☐	☐	☐
	e.	Harry Quarls	☐	☐	☐
	f.	Andrew Schultz	☐	☐	☐
	g.	Paul Smith	☐	☐	☐
	h.	Jonathan Swinney	☐	☐	☐
	i.	Ana Zambelli	☐	☐	☐
3.	To appoint PricewaterhouseCoopers LLP to serve as the auditor of the Company for the financial year ended December 31, 2023 and until the close of the next annual general meeting, and to authorize the Board of Directors (acting through the Audit and Risk Committee) to determine the remuneration of PricewaterhouseCoopers LLP.		☐	☐	☐
4.	To approve the Management Incentive Plan.		☐	☐	☐

Date        Signature

1.

To be valid this Proxy must be received by DNB Bank ASA, Registrars’ Department no later than 12:00 CET on November 15, 2023. The mailing address of DNB Bank ASA, Registrars’ Department is: DNB Bank ASA, Registrars’ Department, P.O. Box 1600 Sentrum, 0021 Oslo, Norway. Alternatively, this Proxy can be sent by e-mail to vote@dnb.no not later than the aforementioned date and time.

2.

If properly executed, the common shares of the Company represented by this Proxy (the “Shares”) will be voted by the proxy holder in the manner directed by the shareholder on this Proxy. The proxy holder shall also have discretion to vote the Shares for or against any amendments to proposals duly made at the 2023 Annual General Meeting or any postponement or adjournment thereof. If no direction is given, the Shares will be voted in favour of the proposals as recommended by the Board of Directors (including amendments thereto approved by the Board of Directors) when duly presented at the 2023 Annual General Meeting or any postponement or adjournment thereof. The proxy holder shall have discretion to vote the Shares on any other matters as may otherwise properly come before the 2023 Annual General Meeting or any postponement or adjournment thereof.

3.

This Proxy must be completed, signed and dated by the shareholder or an attorney validly appointed by the shareholder. If signed by an attorney pursuant to a power of attorney or other authority, a notarial certified copy of such power of attorney or authority must be returned with this Proxy in accordance with Note 1 hereof.

4.	Proxy holders are entitled to vote on a poll or on a show of hands at the 2023 Annual General Meeting or any postponement or adjournment thereof.

5.	The shareholder (or attorney) shall place an “X” in the box for each Resolution above, indicating the way in which their vote is to be cast.

6.

If the shareholder is a corporation or company, this Proxy should be signed either by a duly authorised officer or attorney (in accordance with Note 3 hereof) of such corporation or company or be completed under its common seal. If shares are held jointly, each joint holder shall sign their name.

7.

If the shareholder wishes to vote for or against the appointment of one or more of the directors, he/she shall place an “X” indicating those directors he/she is voting for or against, as the case may be, in the appropriate space.

8.	Any alterations to this Proxy should be initialed by the shareholder (or attorney).

9.	The completion and return of this Proxy will not preclude the shareholder from attending the 2023 Annual General Meeting and voting in person.

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